# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crimson Wine Group, Ltd., CIK 0001562151
CUSIP: 22662X100
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 5901 Silverado Trail, Napa, California (CA), 94558
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0000924255
Persons authorized to receive notices and communications: Joseph S. Steinberg, c/o Crimson Wine Group, Ltd., 5901 Silverado Trail, Napa, California (CA), 94558, 800-486-0503

## Reporting persons
- Joseph S. Steinberg (CIK 0000924255): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,058,638; shared voting power 370,502; sole dispositive power 3,058,638; shared dispositive power 370,502; aggregate amount beneficially owned 3,429,140 (16.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Crimson Wine Group, Ltd.
Address of issuer's principal executive offices: 5901 Silverado Trail, Napa, California (CA), 94558
Comment:
This Amendment No. 5 ("Amendment No. 5") amends and supplements that certain Statement on Schedule 13D filed on March 5, 2013, as amended by Amendment No. 1 to Schedule 13D filed on August 4, 2016, by Amendment No. 2 to Schedule 13D filed on May 23, 2018, by Amendment No. 3 to Schedule 13D filed on June 1, 2021 and by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on November 18, 2022 (as amended, the "Schedule 13D"), by Joseph S. Steinberg with respect to the common stock, $0.01 par value per share ("Common Stock"), of Crimson Wine Group, Ltd., a Delaware corporation (the "Company").

On November 20, 2025, Mr. Steinberg purchased 106,308 shares of Common Stock, which increased the percentage of Common Stock beneficially owned by Mr. Steinberg by approximately 1.1% compared to the percentage of Common Stock beneficially owned by Mr. Steinberg reported in Amendment No. 4.

Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The percentage of shares owned is based upon 20,586,027 shares of Common Stock issued and outstanding as of May 1, 2026 as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on May 7, 2026. As of the date of this filing, Mr. Steinberg may be deemed to beneficially own 3,429,140 shares of Common Stock, representing 16.7% of the issued and outstanding Common Stock, including (i) sole voting and dispositive power over 3,058,638 shares of Common Stock held by Mr. Steinberg directly, by corporations that are wholly owned by Mr. Steinberg, by corporations that are wholly owned by family trusts as to which Mr. Steinberg has sole voting and dispositive power, or by such family trusts, (ii) shared voting and dispositive power over 33,000 shares of Common Stock owned by a charitable trust of which Mr. Steinberg and his wife are trustees, (iii) shared voting and dispositive power over 13,920 shares of Common Stock (less than 0.1%) beneficially owned by his wife and daughter, and (iv) shared voting and dispositive power over 323,582 shares of Common Stock beneficially owned by trusts for the benefit of Mr. Steinberg's children. Mr. Steinberg disclaims any pecuniary interest in the 33,000 shares held by the charitable trust, the 13,920 shares held by his wife and daughter, and the 323,582 shares held by the trusts for the benefit of his children, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Amendment No. 5 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On November 20, 2025, Mr. Steinberg purchased 106,308 shares of Common Stock on the open market at a weighted average price per share of $4.96.

The following sets forth all of the transactions in shares of Common Stock effected by Mr. Steinberg within 60 days prior to the date of this filing:

1. On May 22, 2026, Mr. Steinberg purchased 7,474 shares of Common Stock on the open market at a price per share of $4.05.

## Signatures
- Joseph S. Steinberg: /s/ Joseph S. Steinberg, Joseph S. Steinberg (06/01/2026)